

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

<u>Via E-mail</u>
Mr. Kerry D. Hawkley
Chief Financial Officer
U.S. Geothermal Inc.
1505 Tyrell Lane
Boise, Idaho 83706

>   **Re: U.S. Geothermal Inc.
>   Form 10-K for the Fiscal Year Ended March 31, 2011
>   Filed June 9, 2011
>   File No. 1-34023**

Dear Mr. Hawkley:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filling to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jennifer Thompson

                                   Jennifer Thompson
                                   Accounting Branch Chief